ATTORNEYS AT LAW • A PROFESSIONAL CORPORATION	1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com

Markley S. Roderick, Esquire Admitted in New Jersey & Pennsylvania
Direct Dial: (856) 661-2265 Email: mark.roderick@flastergreenberg.com

November 28, 2016

Sent by Email Only

Sandra B. Hunter, Staff Attorney
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549
Email:  HunterS@sec.gov

Re:	Impact Housing REIT, LLC
Draft Offering Statement on Form 1-A
Submitted September 27, 2016
CIK No. 0001683617

Dear Ms. Hunter:

This is in response to your letter of October 24, 2016, a copy of which is enclosed for your reference. Also enclosed are blacklined versions of the Offering Circular reflecting the changes we have made in response to your letter, each of which is described below.

The revised Offering Circular (but not the blacklined version) has also been filed through EDGAR.

Your Question #1

We note that you are a limited liability company that intends to invest in multifamily residential properties and that you have not as yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example purposes only, please provide cover page summary risk factors and prior performance disclosure.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Our Response:

We have prepared the Offering Circular intending to comply with Industry Guide 5 in all material respects, and for the reasons discussed below we believe it does comply, although we have added additional disclosures to address matters identified in your letter. Before addressing specific disclosures, however, we respectfully note the following:

•	The instructions to Form 1-A provide that “[o]ffering circulars need not follow the order of the items or the order of other requirements of the disclosure form except to the extent specifically provided.” Thus, in some instances, the sequence of items in our Offering Circulate deviates from the sequence presented in Form 1-A and Industry Guide 5, where we believe doing so presents information in a more logical sequence from the perspective of potential investors.

•	When preparing the Offering Circular, we took very seriously the Commission’s instructions to write clearly, in layman’s language, avoiding legal boilerplate and repetition. We have attempted to draft the Offering Circular to be read and understood by investors.

With respect to the specific requirements of Industry Guide 5:

•	Section 1: Paragraph A of section 1 states “The disclosure on the cover page should be as succinct and brief as possible.” We take this instruction to heart. Thus (i) because we state explicitly that no commissions will be paid, we do not believe it necessary to include a table showing that no commissions will be paid; (ii) because a complete set of risk factors appears as the first section of the Offering Circular, and the cover page refers to these risk factors in capitalized, bold type, we do not believe it is necessary to repeat any of these risk factors on the cover page; (iii) because the starting date of the offering and the use of an escrow account are clearly disclosed and explained elsewhere in the Offering Circular, we do not believe it is necessary to repeat that information on an already-full coverage page. We have, however, amended the cover page to identify the disclosure format we are using.

•	Section 2: There are no suitability standards in this offering.

•	Section 3: This information is (to the extent applicable) provided in the “The Fund” and “Estimated Use of Proceeds” sections of the Offering Circular.

•	Section 4: This information is (to the extent applicable) provided in the “Compensation of Management” section of the Offering Circular.

•	Section 5: This information is (to the extent applicable) provided in the “Risks of Investing” and “Allocation of Expenses and Investment Opportunities” sections of the Offering Circular. We have also added an organizational chart to the “Our Organizational Structure” section of the Offering Circular.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

•	Section 6: This information is (to the extent applicable) provided in the “Exculpation and Indemnification of Manager” sub-section of the “Summary of Our LLC Agreement and authorizing resolution” section of the Offering Circular.

•	Section 7: This information is (to the extent applicable) provided in the “Risks of Investing” section of the Offering Circular.

•	Section 8: This information is (to the extent applicable) provided in the “Past Performance: Our Track Record So Far” sub-section of the “The Company and its Business” section of the Offering Circular, and the accompanying prior performance tables.

•	Section 9: This information is (to the extent applicable) provided in the “Management of Business and investments” sub-section of “The Fund” section of the Offering Circular, the “Our Management Team” section, and the “Compensation of Management” section.

•	Section 10: This information is (to the extent applicable) provided in “The Fund” section of the Offering Circular and its various sub-sections.

•	Section 11: As noted in the Offering Circular, the Fund has not yet acquired any properties. The undertaking described in Section 11 of Industry Guide 5 is provided in the “Supplements and Amendments to Offering Circular” sub-section of the “Plan of Distribution” section of the Offering Circular. Additionally, the “Risks of Investing” section contains several disclosures noting that the Fund has not yet acquired any property and that investors will not have an opportunity review the terms of any prospective investments by the Fund prior to investing in the Fund.

•	Section 12: This information is (to the extent applicable) provided in the “Federal Income Tax Consequences” section of the Offering Circular.

•	Section 13: This information is (to the extent applicable) provided in the “Glossary of Defined Terms” section of the Offering Circular.

•	Section 14: This information is (to the extent applicable) provided in the “Summary of Our LLC Agreement and Authorizing Resolution” section of the Offering Circular.

•	Section 15: The “Information Rights” sub-section of the “Summary of Our LLC Agreement and Authorizing Resolution” section of the Offering Circular describes the reports that will be provided to investors (including the periodic and current reports required under Regulation A).

•	Section 16: This information is (to the extent applicable) provided in the “Securities Being Offered” section of the Offering Circular.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

•	Section 17: This information is (to the extent applicable) provided in the “Mandatory Redemption” and Limited Right of Liquidity” sub-sections of the “Securities Being Offered” section of the Offering Circular.

•	Section 18: This information is (to the extent applicable) provided in the “Plan of Distribution” section of the Offering Circular.

•	Section 19: This information is (to the extent applicable) provided in the “Advertising the Offering” sub-section of the “Plan of Distribution” section of the Offering Circular.

•	Section 20: The undertaking described in Item 20B of Industry Guide 5 is provided in the “Information Rights” subsection of the “Summary of Our LLC Agreement and Authorizing Resolution” section of the Offering Circular, and the undertaking described in Item 20D is provided in the “Supplements and Amendments to Offering Circular” section of the Offering Circular. We believe the remainder of the undertakings of Item 20 are not applicable to this offering.

Your Question #2

It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Our Response

We agree that the Fund qualifies as an “emerging growth company” under the JOBS Act.  We have added a risk factor titled “We Are an ‘Emerging Growth Company’ Under the JOBS Act” to the “Risks of Investing” section of the Offering Circular.

Your Question #3

Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Our Response

We note the Commission’s comment and acknowledge that it is the Fund’s responsibility to analyze the applicability of the tender offer rules to its share repurchase program.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Your Question #4

We note your disclosure on page 46 that your Manager owns all of your common shares. Please revise to provide the information required by Item 12 of Form 1-A or advise.

Our Response

We believe the information required in Item 12 of Form 1-A is inapplicable to this offering because such information pertains to ownership of voting securities, whereas the Fund’s common shares do not have voting rights. The Fund is managed by the Manager in its capacity as such, not because it owns common shares.

Your Question #5

Please revise the cover page to specifically identify the disclosure format you are using in accordance with Part II (a)(1) of Form 1-A

Our Response

We have revised the cover page to identify that we are using the Form S-11 disclosure format.

Your Question #6

Please revise to limit the cover page to one page in length in accordance with Item 1 of Form 1-A. Additionally, please ensure that you include the disclosure required by this item. For example, please provide the table set forth in Item 1(e) and revise the risk factor cross-reference in accordance with Item 1(h) to highlight by prominent type or in another manner. Please also revise to state the approximate date of commencement of the proposed sale to the public in accordance with Item 1(i).

Our Response

We have revised the cover page.

Your Question #7

We note your disclosure that the price of your shares could fluctuate in the future based on the value of the Fund’s assets. Please tell us how this is consistent with Rule 251(d)(3)(ii) of the Securities Act. Alternatively, please revise your disclosure throughout to disclose that you will sell the units at a fixed price for the duration of the offering.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Our Response

We have revised the offering circular to remove the word “fluctuate” and to clarify that we may periodically raise or lower the price of the Series A Investor Shares during the term of the offering to reflect changes the value of the Fund’s assets by filing a supplement to the Offering Circular (see cover page and the “Price of Series A Investor Shares” sub-section of the “Securities Being Offered” section).

Your Question #8

We note your disclosure on page 28 that the Manager and possibly other affiliates of your Sponsor might purchase Series A Investor Shares. Please clarify whether shares purchased by affiliates will count toward the minimum offering amount.

Our Response

On the cover page, as revised, we disclose that purchases by affiliates will count toward the minimum.

Your Question #9

We note your disclosure that this section describes “some of the most significant risk factors.” Please revise to clarify, if true, that you have disclosed the most significant factors that make the offering speculative or substantially risky.

Our Response

We have revised the “Risk Factors” section to note we have disclosed what we believe to be the most significant risk factors affecting our business and investors.

Your Question #10

Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations.

Our Response

We have added this risk factor to the “Risk Factors” section of the Offering Circular, and have included it among the summary risk factors on the cover page.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Your Question #11

We note your disclosure that your management will be managing the assets and liabilities of other companies, some of which may compete directly with you. Please expand your disclosure in this risk factor to provide more details regarding the conflicts of interest that you, your Manager, your Sponsor and your Sponsor’s affiliates will face.

Our Response

We believe we have provided a thorough and accurate description of the conflicts of interest that the Fund’s Manager, Sponsor and their respective affiliates may face. The “Conflicts of Interest” sub-section of the “Risks of Investing” section of the Offering Circular discloses (among other things) that:

•	The Fund is externally managed by its Manager, which in turn is managed by affiliates of our Sponsor. Our management will be managing the assets and liabilities of other companies, some of which may compete directly with the Fund.

•	The terms of the Management Agreement between the Fund and the Manager were determined by related parties, and therefore may not be as favorable to the Fund as if it were determined at arm’s length.

•	Our Manager will receive fees from the Fund which may in certain circumstances incentive the Manager to take actions that are not necessarily be in the best interests of Investors.

•	Our Sponsor and its affiliates will not invest significant equity in the Fund, and so investors may be at a greater risk of loss because the Sponsor and its affiliates does not have significant exposure to any decrease in the value of our Series A Investor Shares.

•	The Fund may enter into transactions with affiliates of our Sponsor, in which case the interests of our Sponsor and its affiliates may be adverse to the Fund’s interests (and thus the interests of Investors).

Further, the “Allocation of Expenses and Investment Opportunities” explains how the Sponsor will seek to allocate investment opportunities and expenses among its various real estate related businesses.

As described in our response to your question No. 16, we have also added a risk factor explaining that the Manager may have an incentive to seek out joint ventures rather than direct investments due to the Fund’s fee structure.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

We respectfully believe that the foregoing is a thorough and accurate description of the potential conflicts of interests, and that further expansion of this discussion would result in unnecessary duplication, particularly where, as here, the Fund as has not commenced principal operations.  If the Commission has any specific areas of concern regarding conflicts of interest not fully addressed in the “Risks of Investing” section, we will of course endeavor to address them.

Your Question #12

We note your disclosure that you intend to operate for five years with the option of two, one-year extensions. However, on page 6, you state that you are not required to ever provide a liquidity event. Please revise your disclosure in this section to clarify that you are not required by your LLC Agreement to ever provide a liquidity event, and that, as a result, investors may have to hold their shares indefinitely.

Our Response

Article Nine of the LLC Agreement does establish a term for the Fund. We have revised the disclosure on page 6 to clarify.

Your Question #13

Please revise your disclosure to provide an organizational chart.

Our Response

We have added an organizational chart to the “Our Organizational Structure” section of the Offering Circular.

Your Question #14

Please revise to provide the disclosure required by Item 10 of Form 1-A. For example, please provide disclosure regarding the significant employees of your Sponsor that will provide services to you, and please ensure that you provide disclosure regarding all of your executive officers, as referenced on page 26.

Our Response

We note that the Offering Circular follows the Form S-11 disclosure format and that we have therefore sought to include all of the information required by Item 21 of Form S-11 and Item 401 of Regulation S-K to the extent applicable to the Fund as a newly formed business which has not yet commenced principal operations. We have revised the “Our Management” section of the Offering Circular to include the names, positions, ages, and biographical information of additional significant employees of the Sponsor who will provide services to the Fund.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Your Question #15

Please revise the table to provide the estimated maximum amount to be paid for each category, or advise. Please note that disclosure regarding the maximum payable should take into account the maximum leverage and assume that you sell the maximum amount offered for the first full fiscal year. Please refer to Item 4.B of Industry Guide 5. Additionally, please ensure that you disclose all fees and reimbursements to be paid to your manager in accordance with Item 4.A of Industry Guide 5. For example, we note that you will reimburse your manager for offering expenses, as disclosed on page 30.

Our Response

We have added an additional disclosure relating to the reimbursement of expenses, and explained clearly how each fee will be calculated. Short of guessing, however, we are unable to provide meaningful estimates for the amount of the fees. In this regard, we note that Item 4B refers to “Maximum aggregate dollar front-end fees.” In this Offering, there are no front-end fees, as there are in many other real estate syndications.

Your Question #16

We note that you may pay 1.5% as an acquisition fee and 1.0% as a disposition fee to your manager. However, with respect to joint ventures, you note that your manager would be entitled to a fee as negotiated and 1.0%. Please clarify whether, in the case of a joint venture, your manager could receive greater than 1.5% and 1.0%. If so, please add disclosure, including risk factor disclosure as appropriate, regarding the manager’s incentive to seek out joint ventures rather than individual investments.

Our Response

We have added a risk factor to the “Conflicts of Interest” sub-section of the “Risk Factors” section of the Offering Document to disclose that in light of this fee structure, the Manager may have an incentive to target joint venture opportunities rather than direct investments.

Your Question #17

We note that, with respect to the property management fee, you will allocate 5% of gross monthly rents. Please advise whether it is possible that you may pay more than 5%. We also note that, if you pay less than 5%, the manager will retain the difference. If you pay greater than 5%, please clarify whether the manager will reimburse you for the difference. In addition, we note that, if the manager hires a third party and pays lower than the market rate, it will be entitled to retain the difference. Please advise how you will determine the market rate. Please add risk factor disclosure regarding the manager’s incentive to determine that the market rate is higher than the rate being paid if appropriate.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Our Response

Section 5.3 of the Management Services Agreement provides “Each month, the Manager will be entitled to a fee equal to five percent (5%) of the gross rental income of the Fund during the preceding month. From this fee, however, the Manager shall be required to pay for the services of one or more reputable third-party property-management companies.” Thus, the Fund will never be required to pay more than 5%. We have added a risk factor explaining that the Manager could have an incentive to hire a sub-par property-management company.

Your Question #18

Please disclose your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. Please refer to Item 9(c) of Form 1-A.

Our Response

We note that the Offering Circular follows the Form S-11 disclosure format and that we have therefore sought to include all of the information required by Item 10 of Form S-11 and Item 303 of Regulation S-K, to the extent applicable to the Fund as a newly formed business which has not yet commenced principal operations. We believe the section of the Offering Circular titled “The Fund” presents a detailed yet straightforward and plainly worded description of the Fund’s plan of operation, including (among other things) its (i) investment strategy, (ii) operating strategy, (iii) underwriting strategy, (iv) competitive landscape, (v) geographic and demographic focus, and (vi) liquidity and capital resources. If the Commission believes there is an area we have not addressed, please advise.

Your Question #19

We note your disclosure that the table on page 33 shows changes in net operating income achieved in the communities owned by Strategic Realty Capital, LLC and Strategic Realty Holdings, LLC. We further note your disclosure on page 34 that over the last 15 years, you have, on average, increased the net operating income of your projects by 62% per year. Please explain how you determined NOI for each project.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Our Response

We calculated net operating income using the industry-standard definition, i.e., the gross income from the property minus operating expenses. The gross income from the property means primarily rental income, but where applicable also includes other income items such as parking fees and income from operating vending machines and laundry facilities. Operating expenses include all of the expenses required to operate the property, such as insurance, property management fees, utilities, property taxes, repairs and janitorial fees. Net operating income does not reflect debt service payments (principal and interest), capital expenditures, or depreciation and amortization.

Your Question #20

We note your disclosure that the Series A Investor Shares will be offered solely through your website. Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A

Our Response

Not all of the website will be devoted to this Offering. The sections of the website that are devoted to this Offering will constitute sales material.

Your Question #21

We note your disclosure that your Manager can be removed for “cause.” Please clarify whether your manager may be removed without cause, and if so whether you would be required to pay a termination fee.

Our Response

The Manager may be removed only for “cause.”  We have revised the Offering Circular accordingly.

Your Question #22

We note your disclosure on page 42 regarding money being held in an escrow account. Please file the escrow agreement in accordance with Item 17(8) of Form 1-A or advise.

Our Response

We have not yet definitively identified the institution to serve as escrow agent. We will file the escrow agreement as soon as we identify the escrow agent.

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Your Question #23

Please revise your prior performance disclosure to conform with the guidance set forth in CF Disclosure Guidance Topic 6 and Industry Guide 5.

Our Response

We believe our prior performance disclosure conforms to the guidance set forth in CF Disclosure Guidance Topic 6 and Item 6 of Industry Guide 5 in all material respects.  Specifically, the “Past Performance: Our Track Record So Far” section contains the narrative summary described in Item 8.A(1) of Industry Guide 5, including a description of the Sponsor’s “prior programs” that have invested in real estate.  As noted in this section, have been no major adverse business developments or conditions experienced by any Program that would be material to purchasers of the Fund’s Series A Investor Shares, and the Sponsor has no “public programs” as described in Item 8.A, and so the disclosures described in Items 8.A(2) and (3) are not applicable.

Exhibit 1A-15.1– Results of Prior Programs, contains the prior performance tables described in Item 8.A(4) and Item 8.B of Industry Guide 5. The introductory section of the Exhibit summarizes the prior real estate investment experience of the Sponsor’s principal in prior real estate investment programs, and explains in a concise manner the similarities between such programs and the Fund. The table contained in the next section, under “Prior Performance Tables,” provides a concise narrative summary of each prior performance table and the information present therein.  In some instances, the tables are presented in a different format than the templates provided in Appendix II of Industry Guide 5.  In each case, we have attempted to present the prior performance disclosures required under Industry Guide 5 in a format that we believe is more easily followed by potential investors and which excludes rows or columns of information not applicable to this offering.

Your Question #24

We note your disclosure that there may be inaccuracies regarding the 20 properties that were disposed of. This information should be provided up to the date of disposition. It is therefore unclear why the information you have regarding these properties prior to disposition would be inaccurate. Please remove this disclosure or advise.

Our Response

Our Sponsor no longer has access to all of the detailed financial records for the 20 properties retained by the investor. Thus the note of caution. However, the same paragraph continues “Even if there are inaccuracies, however, we believe they are not material to any individual prior performance table or to the prior performance tables as a whole.”

*      *      *

Sandra B. Hunter, Staff Attorney
Securities and Exchange Commission
November 28, 2016

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Markley S. Roderick

Enclosures
cc:  Edward P. Lorin, CEO (sent via email with enclosures)